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EXHIBIT 99.1

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	First quarter
	2004	2003
		Restated — note 2
Revenues	$1,653	$1,056

Operating expenses
Cost of operations	467	469
Purchased raw materials	711	414
Depreciation, amortization and reclamation	117	114

	1,295	997

Income generated by operating assets	358	59
Interest expense, net	25	38
Corporate and general administration	13	13
Research, development and exploration	7	8
Minority interest in earnings of subsidiaries	79	16

Income (loss) before undernoted	234	(16)
Tax expense (recovery)	86	(6)
Restructuring costs	—	30
Other income	(5)	—

Net Income (loss)	$153	$(40)

Dividends on preferred shares	5	3
Interest on convertible debentures	1	1

Net Income (loss) attributable to common shares	$147	$(44)

Basic earnings (loss) per common share — $	$0.50	$(0.18)

Diluted earnings (loss) per common share — $	$0.49	$(0.18)

Basic weighted average number of shares — 000's	295,070	241,560
Diluted weighted average number of shares — 000's	297,438	241,560

Note:
Effective July 1, 2003, Noranda adoped the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Mar. 31 2004	Dec. 31 2003
		Restated — note 2
Assets
Current assets
Cash and cash equivalents	$619	$501
Short-term investments	118	129
Accounts receivable	759	576
Metals and other inventories	1,245	1,179

	2,741	2,385
Operating capital assets	4,698	4,765
Development projects	1,047	973
Investments and other assets	283	205

	$8,769	$8,328

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,061	$903
Debt due within one year	465	431

	1,526	1,334
Long-term debt	2,839	2,893
Future income taxes	91	46
Reclamation, pension and other provisions	589	539
Stockholders' interests:
Interests of other shareholders	1,000	919
Shareholders' equity	2,724	2,597

	3,724	3,516

	$8,769	$8,328

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions, unaudited)

	First quarter
	2004	2003
		Restated — note 2
Cash realized from (used for):
Operations
Net income (loss)	$153	$(40)
Charges (credits) not affecting cash:
Depreciation, amortization and reclamation	106	105
Future taxes	43	(16)
Minority interests in earnings of subsidiaries	79	16
Foreign exchange, restructuring and other	(31)	44

	350	109
Net change in accounts receivable, inventories and payables	(88)	(103)

Cash from operation	262	6

Investment activities
Capital investments	(124)	(101)
Investments and advances	10	—
Proceeds on dispositions	2	1

Cash used in investment activities	(112)	(100)

Financing activities
Long-term debt, including current portion
Issued	28	59
Repaid	(44)	(54)
Issue of shares — common	13	—
Issue of preferred shares	—	98
Dividends paid	(32)	(22)
Issue of shares — minority shareholders, net	11	—
Dividends paid to minority shareholders	(8)	(7)

	(32)	74

Increase (decrease) in cash and cash equivalents	118	(20)
Cash and cash equivalents, beginning of period	501	293

Cash and cash equivalents, end of period	$619	$273

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		First Quarter
Metal Sales (tonnes, except as noted)	100% basis, except as noted
		2004	2003
Copper
CCR		84,986	47,154
Horne (concentrates)		17,605	9,711
Kidd Creek		10,272	28,773
Altonorte		55,097	29,661
Nikkelverk		13,197	14,470
Antamina (concentrates)	(33.75%)	11,609	22,414
Collahuasi (concentrates)	(44%)	11,957	35,914
Collahuasi	(44%)	5,914	8,515
Lomas Bayas		15,935	14,578

		226,572	211,190

Zinc
Kidd Creek		26,525	35,517
Antamina (concentrates)	(33.75%)	14,219	15,400
Brunswick/Matagami (concentrates)		74,134	78,027

		114,878	128,944

CEZ (Noranda Income Fund)	(100% — basis)	67,254	58,599
Nickel		18,118	20,390
Ferronickel		6,777	6,536
Aluminum
Primary Aluminum — shipments		60,745	59,852
Norandal — shipments		42,388	36,925
Lead		21,211	18,469
Gold — 000 ounces		236	236
Silver — 000 ounces
CCR		9,326	9,082
Kidd Creek		1,004	1,204
Antamina	(33.75%)	423	575

		10,753	10,861

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.17	0.76
Zinc		0.53	0.41
Nickel		6.88	3.83
Ferronickel		6.80	3.65
Aluminum		0.79	0.68
Lead		0.41	0.24
Gold ($US per ounce)		403.55	354.63
Silver ($US per ounce)		6.33	4.72
Exchange Rate (US$1 = Cdn$1)		0.76	0.66

NORANDA INC.

PRODUCTION VOLUMES

		First Quarter
Mine Production (tonnes, except as noted)	100% basis, except as noted
		2004	2003
Copper
Kidd Creek		9,296	10,718
Matagami		1,856	2,003
Brunswick		1,842	2,386
INO		5,536	9,061
Antamina	(33.75%)	25,557	24,457
Collahuasi	(44%)	35,369	44,211
Lomas Bayas		15,728	14,572
Other		4,430	6,489

		99,614	113,897

Zinc
Kidd Creek		20,792	21,172
Brunswick		73,580	70,798
Matagami		26,674	25,284
Antamina	(33.75%)	22,469	24,168
Other		1,544	1,972

		145,059	143,394

Nickel		11,072	12,961
Ferronickel		7,999	6,887
Lead		20,287	18,425
Silver — 000 ounces
Kidd Creek		1,194	739
Brunswick		1,602	1,482
Matagami		114	97
Antamina	(33.75%)	653	685
Other		50	69

		3,613	3,072

Metal Production (tonnes, except as noted)
Refined copper
CCR		78,160	43,026
Kidd Creek		33,722	36,959
Nikkelverk		9,746	8,535
Collahuasi	(44%)	6,152	6,862
Lomas Bayas		15,728	14,572

		143,508	109,954

Copper anodes
Horne		43,234	28,267
Kidd Creek		33,597	36,768
Altonorte		63,850	41,093

		140,681	106,128

Refined zinc
Kidd Creek		28,458	37,935
CEZ (Noranda Income Fund)	(100% — basis)	69,080	62,055

		97,538	99,990

Refined nickel
Nikkelverk		18,859	20,563
Falcondo		7,999	6,887

		26,858	27,450

Primary aluminum		61,220	61,126
Fabricated Aluminum		42,388	36,925
Refined lead		25,148	24,466
Refined gold — 000 ounces		269	270
Refined silver — 000 ounces		10,123	8,668

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except as otherwise indicated)
(Unaudited)

1.    Accounting Policies

        These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's 2003 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2003 Annual Report.

2.    Change in Accounting Standards

        Effective January 1, 2004, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) and Hedging Relationships (AcG13).

a)    Asset Retirement Obligations

        Previously, Noranda expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations. In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by $27, increase capital assets by $70, increase the provision for asset retirement by $97, decrease future income taxes by $5 and increase interest of other shareholders by $5. Adoption of the new standard had a negligible impact to the first quarter of 2003 and reduced net income by $11 for the year ended December 31, 2003.

b)    Hedging Relationships

        As of January 1, 2004, Noranda adopted the recommendations of AcG 13 which provides for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of $27 on its interest rate hedges while recording a long-term receivable and long-term payable of $67 and $40, for those contracts in a gain and loss position, respectively. Amortization of $1 of this deferred gain was recognized in the first quarter of 2004.

        In addition, Noranda recorded a mark-to-market gain of $8 during the first quarter of 2004.

        Under the provisions of the new standard, Noranda continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3.    Stock-Based Compensation

        During the first quarter, the Company granted 860,500 stock options at a price of CDN$20.37 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted- average expected dividend of 1.87% annually and an interest rate of 4.32%, and is being charged against net income over its vesting period.

        Corporate and general administration for the quarter ended March 31, 2004 includes compensation costs of $1 relating to outstanding options.

4.    Exchange Gains and Losses on Foreign-denominated Expenditures

        The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's assets are also denominated in their local currency and exposed to exchange volatility. Prior to July 1, 2003, at which point Noranda changed its functional currency to the US dollar, Noranda managed its US dollar revenue exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties. Subsequent to the change, Noranda started hedging its Canadian dollar costs using foreign currency exchange contracts.

        Noranda's operating costs for the quarter ended March 31, 2004 include realized exchange gains from the settlement of various cost hedge contracts of $25 (2003 — revenues include realized exchange gains on revenue hedge contracts of $4).

        Other foreign currency exchange contracts, relating to foreign currency expenditures and other foreign currency denominated monetary assets and liabilities, generated a gain of $5 for the first quarter of 2004 (2003 — loss of $1) at the Company's partially-owned subsidiary.

5.    Shareholders' Equity

	March 31, 2004		December 31, 2003
	Shares (000)	Amount	Shares (000)	Amount

Share Capital
Authorized — an unlimited number of:
Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of year	295,228	$2,084	241,289	$1,595
Issue of common shares	—	—	48,520	431
Issued on exercise of stock options	1,052	14	373	6
Issued under dividend re-investment	10	—	5,046	52
Issued under share purchase plan	—	—	—	—

Balance, end of period	296,290	$2,098	295,228	$2,084

Preferred Shares, Series F
Balance beginning of year and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning of year and end of period	8,754	137	8,754	137

Preferred Shares, Series H
Balance beginning of year	6,000	99	—	—
Issued	—	—	6,000	99

Balance end of period	6,000	99	6,000	99

Preferred Shares, Series I
Balance beginning of year	—	—	—	—
Issued	—	—	6,000	100
Redeemed	—	—	(6,000)	(100)

Balance end of period	—	—	—	—

Contributed Surplus — stock option valuation		3		3

Convertible Debentures		85		84

Basic weighted average number of shares — 000's		295,070		261,618

Diluted weighted average number of shares — 000's		297,438		261,618

Retained Earnings (deficit):
Balance beginning of year		$(92)		$24
Change in accounting policy:
Asset retirement obligation		(38)		(27)

		$(130)		$(3)
Net income		153		23
Dividends:
Common		(27)		(121)
Preferred		(5)		(21)
Other		—		(8)

Balance end of period		(9)		(130)

Currency Translation and other at end of period		252		261
Total Shareholders' Equity		$2,724		$2,587

6.    Segmented Information

        Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Three Months Ended March 31, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$844	481	85	204	39	$1,563

Operating expenses
Cost of operations	195	140	34	103	(5)	467
Purchase of raw materials	462	122	31	76	20	711
Depreciation, amortization and reclamation	49	32	18	9	10	117

	$705	294	83	188	25	$1,285

Income generated by operating assets	$139	187	2	16	14	$358

Interest expense, net						(25)
Corporate and general administration						(13)
Research, development and exploration						(7)
Minority interest in earnings of subsidiaries						(79)

Income before undernoted						$234
Tax expense						(85)
Other income						5

Net income						$153

Total assets, excluding cash and short-term investments	$4,241	1,763	436	836	754	$8,032

Capital investments	$74	34	1	6	9	$124

	Three Months Ended March 31, 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total

Revenues	$471	284	87	171	43	$1,056

Operating expenses
Cost of operations	156	143	52	90	18	469
Purchase of raw materials	229	62	43	50	20	414
Depreciation, amortization and reclamation	52	29	13	11	9	114

	$447	234	108	151	47	$997

Income (loss) generated by operating assets	$24	50	(21)	10	(4)	$58

Interest expense, net						(38)
Corporate and general administration						(13)
Research, development and exploration						(8)
Minority interest in earnings of subsidiaries						(16)

Income before undernoted						$(16)
Tax recovery						6
Restructuring costs						(30)

Net loss						$(40)

Total assets, excluding cash and short-term investments	$3,757	1,523	497	807	594	$7,268

Capital investments	$56	12	—	5	18	$101

7.    Comparative Figures

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated statements.

QuickLinks

NORANDA INC. CONSOLIDATED RESULTS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions, unaudited)
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Millions of US dollars, except as otherwise indicated) (Unaudited)